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                                                                  EXHIBIT (a)(7)
                            EIS INTERNATIONAL, INC.
                              555 HERNDON PARKWAY
                            HERNDON, VIRGINIA 20170

                                                               DECEMBER 23, 1999

Dear Stockholder:

     We are pleased to report that EIS International, Inc. has entered into a merger agreement with SER Systeme AG, a German corporation, that provides for the acquisition of EIS by SER at a price of $6.25 per share in cash. Under the terms of the proposed transaction, SER is today commencing a cash tender offer for all outstanding shares of EIS's common stock at $6.25 per share. Following the successful completion of the tender offer, a subsidiary of SER will be merged with and into EIS and all shares not purchased by SER in the tender offer will be converted into the right to receive $6.25 per share in cash in the merger.

     YOUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER AND DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, EIS AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS ACCEPTANCE OF SER'S TENDER OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF EIS.

     In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion, dated December 16, 1999, of Updata Capital, Inc., financial advisor to EIS, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $6.25 per share to be received by EIS stockholders in the tender offer and the merger is fair from a financial point of view to such stockholders.

     Accompanying this letter is a copy of EIS's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is SER's Offer to Purchase and related materials, including a Letter of Transmittal for your use in tendering shares. We urge you to read carefully the enclosed materials, including Updata's opinion, which is attached to the Schedule 14D-9.

     The management and directors of EIS International, Inc. thank you for the support you have given EIS.

                                          Sincerely,

                                          /S/ JAMES E. MCGOWAN
                                          ------------------------------
                                              James E. McGowan
                                                 President and
                                             Chief Executive Officer